

06008311

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 034176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    LANGDON & SHAW SECURITIES, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

    320 N. MERIDIAN STREET, SUITE #908
(No. and Street)

INDIANAPOLIS   IN   46204
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM S. SHAW   (317) 634-7272
                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PRICE & GARTRELL, P.C.
(Name – if individual, state last, first, middle name)

8465 KAYSTONE CROSSING, STE., 195   INDIANAPOLIS, IN 46240
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

■ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __WILLIAM S. SHAW__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __LANGDON & SHAW SECURITIES, INC.__ , as of __DECEMBER 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

[Signature]

Signature

President
_____
Title

[Signature]
_____
Notary Public
Marion County - Commission Expires 6-18-08

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LANGDON & SHAW SECURITIES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

	PAGE
REPORT OF INDEPENDENT AUDITOR	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPLEMENTARY SCHEDULES TO FINANCIAL STATEMENTS	7-9
ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL	10-11

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Langdon & Shaw Securities, Inc.
Indianapolis, Indiana

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Langdon & Shaw Securities, Inc., as of December 31, 2005, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Langdon & Shaw Securities, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a – 5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 26, 2006

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$	19,061
Cash on deposit with clearing broker		25,000
Accounts receivable		383
Other assets		
Money market accounts		21,778
Refundable income taxes		1,543
Total assets	$	67,765

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$	360

Stockholders' equity
  Common stock, no par value
  Authorized - 1,000 shares

Issued and outstanding - 225 shares		56,500
Retained earnings		53,155
		109,655
Less 152 shares of treasury stock, at cost		(42,250)
		67,405
	$	67,765

See accompanying notes to financial statements.

-2-

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE
Commissions and fees	$	446,656
Interest		1,395
		448,051

EXPENSES
Commissions	438,557
Fees and dues	3,515
Other operating expense	6,758
	448,830

Net income	$	(779)

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance at January 1, 2005	$	53,934
Net income		(779)
Balance at December 31, 2005	$	53,155

LANGDON & SHAW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities		
Net income	$	(779)
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Decrease in accounts receivable		7,620
Increase in other assets		(19,811)
Decrease in accounts payable		(7,163)
Net cash used for operating activities		(20,133)
Net decrease in cash		(20,133)
Cash and cash equivalents at beginning of year		39,194
Cash and cash equivalents at end of year	$	19,061

See accompanying notes to financial statements.

-5-

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The company is a registered broker-dealer. All trades are cleared
on a fully disclosed basis.

2.   CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital
Rule, the Company is required to maintain minimum net capital ($ 50,000),
as defined under Rule 15c3-1. At December 31, 2005, the Company
had net capital of $ 65,426.

3.   EXEMPTION FROM RULE 15c3-3

The Company does not collect any customer funds. The Company does
not hold any securities for its customers and it clears all transactions with
a clearing broker or dealer. Accordingly, the Company meets the exemptive
provisions of Rule 15c3-3.

4.   RELATED PARTY TRANSACTIONS

The Company utilizes office space, equipment and personnel of a related
organization (common stockholders) and, accordingly, incurred expenses
paid to such firm amounting to approximately $ 438,600 for 2005.

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net capital

Ownership equity per financial statements	$	67,405
Nonallowable assets		1,543
Haircuts		
Assets held by clearing broker		436
Net capital	$	65,426

LANGDON & SHAW SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Aggregate indebtedness

Included in statement of financial condition		
Accounts payable	$	360
Computation of basis net capital requirement	$	24
Minimum dollar net capital requirement of		
reporting broker or dealer	$	50,000
Net capital requirement	$	50,000
Excess net capital	$	15,426
Excess net capital at 1,000%	$	65,390
Ratio: aggregate indebtedness to net capital		.055 to 1

LANGDON & SHAW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Reconciliation with Company's Computation (included in Part IIA of
Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II FOCUS report $ 65,426

Net capital per page 7   65,426

Difference - audit adjustment $ -

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Langdon & Shaw Securities, Inc.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of Langdon & Shaw Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial function relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S.generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.   Frank T. Crislip, Jr., C.P.A.
H. Lynn Gartrell, C.P.A.   Jason C. Lowe, C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

January 26, 2006